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SEC FILE NUMBER
8-21584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Global Wealth Management Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Ave
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	646-226-9300	philip.ciantro@amglobepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Ste 13	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1837
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Global Wealth Management Inc., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALDEEN P ROBINSON NOTARY PUBLIC Henry County

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Global Wealth Management, Inc.

Financial Statements

For the Year Ended September 30, 2024

With

Report of Independent Registered Public Accounting Firm

Contents
As of and for Year Ended September 30, 2024

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's
of American Global Wealth Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Global Wealth Management, Inc. as of September 30, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of American Global Wealth Management, Inc. as of September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of American Global Wealth Management, Inc.'s management. Our responsibility is to express an opinion on American Global Wealth Management, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Global Wealth Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PL

We have served as American Global Wealth Management, Inc.'s auditor since 2024.

Maitland, Florida

January 15, 2025

American Global Wealth Management, Inc.

Statement of Financial Condition
September 30, 2024

ASSETS

Cash & cash equivalents	$	394,081
Clearing deposit		53,286
Commission receivable		67,912
Due from clearing broker		39,715
Due from stockholder		49,059
Prepaid expenses and other assets		555
Deferred tax asset		30,602
TOTAL ASSETS	$	635,210

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	10,091
Commission payable		202,461
Due to stockholder		65,941
Subordinated debt		175,000
TOTAL LIABILITIES		453,493

STOCKHOLDER'S EQUITY

Capital stock	5,000
Additional paid in capital	98,862
Retained earnings (deficit)	77,855
TOTAL STOCKHOLDER'S EQUITY	181,717

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	635,210

American Global Wealth Management, Inc.

Notes to Financial Statements
September 30, 2024

1. Organization and Nature of Business

American Global Wealth Management, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of Wisconsin in 1977. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash & Cash Equivalents
For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At September 30, 2024, the Company had an uninsured cash balance of approximately $144,100.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from and Deposit with Clearing Broker
The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable and funds on deposit in various accounts.

Income Taxes
Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

The Company is included in the consolidated tax return of its sole stockholder, American Global Wealth Services, Inc. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from American Global Wealth Services, Inc. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Under the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a tax return. At September 30, 2024, the Company did not have any unrecognized tax benefits or liabilities.

Commissions Receivable
The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

American Global Wealth Management, Inc.

Notes to Financial Statements
September 30, 2024

Credit Losses
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

Date of Management's Review
Subsequent events were evaluated through the date the financial statements were issued.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold, or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable To	Due Date	Interest Rate	
Stockholder	February 6, 2025	$	50,000
Stockholder	February 6, 2025		125,000
Balance at September 30, 2024		$	175,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Stockholder waived the interest payments for the year ended September 30, 2024.

5. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Company has not been notified or otherwise made aware of any contingency related to the indemnification of the clearing broker. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at September 30, 2024.

American Global Wealth Management, Inc.

Notes to Financial Statements
September 30, 2024

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2024, the Company had net capital of $236,974 which was $218,410 in excess of its required net capital of $18,564. The Company's aggregate indebtedness to net capital percentage was 118%.

7. Income Taxes

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant component of deferred tax liabilities are as follows:	
Tax liability arising from net operating income	18,700
Deferred tax liability arising from accrual to cash timing differences	(44,400)
Deferred tax valuation allowance	25,700
	-

The tax liability arising from the net operating income of approximately $18,700. Additionally, the Company has a deferred tax asset arising from accrual to cash difference of approximately $44,400 at September 30, 2024, have been fully reserved as there is less than a 50% chance of deferred tax asset being realized.

8. Leases and Related Parties

The Company leases office premises from its stockholder for monthly rent payments under an administrative services agreement.

The Company has elected for all underlying classes of assets to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying assets that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Separately, the Company's stockholder paid compensation costs and of other costs incurred by the Company for which the stockholder was partially reimbursed by the Company pursuant to the administrative services agreement. The due to stockholder at September 30, 2024 of $65,941 arises from an underpayment under the administrative services agreement with this entity.

The Company at times pays for operating expenses for the benefit of its stockholder for which reimbursement is subsequently requested. The due from stockholder at September 30, 2024 of $49,059 arises from the Company's payment of such expenses that have yet to be reimbursed by its stockholder.

The Company shares its errors and omissions insurance with other related entities pursuant to an informal arrangement. An affiliated Registered Investment Advisor pays all fees due under the policy for which it subsequent seeks reimbursement. There are no amounts due under this informal arrangement at September 30, 2024.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.